Exhibit 99.1

Sapiens Partners with AssureSign to Incorporate Electronic Signature Technology into its Workers’ Compensation Platform

AssureSign’s innovative solution will enhance customer experience, streamline insurance workflows, and reduce operational costs

August 3, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today it has entered into an agreement to partner with AssureSign, a recognized leader in the electronic signature market. The partnership will enable carriers and agencies to expedite customer acquisitions and renewals through various distribution channels, including agency portals, carrier consumer portals and internal CSRs.

AssureSign’s advanced technology will be integrated with Sapiens Platform for Workers’ Compensation offering to enhance both claims and policy processes.

Sapiens is leveraging the eSign Anywhere and eSign via Text solutions, so insureds can sign their documents on a mobile device, tablet, or computer. The solutions streamline existing insurance workflows that require single or multiple signatures, reducing operational costs by significantly speeding the previously unwieldy document completion process.

“Insurers know they must provide an immediate customer experience, while ensuring that documents are verified,” said David Brinkman, President & CEO of AssureSign. The recent pandemic has increased pressure among insurance carriers to offer a high-quality remote experience to insureds. Whether customers or agents are signing in an office setting, on a laptop from home, or from a mobile device via text message, they can provide a secure and legal signature for any document, anytime, anywhere.”

“Sapiens is always looking to offer a faster experience for insureds’ customers and reduce insurers’ operational costs,” said Roni Al-Dor, president and CEO, Sapiens. “Integrating electronic signature functionality into our workers’ compensation solutions will achieve these goals, without compromising on security. We are pleased to partner with AssureSign and plan to expand its technology to some of our other offerings in the near future.”

About AssureSign

Since 2000, AssureSign has helped the most trusted and well-known brands execute over 800 million electronic signatures worldwide. Customizable as a public or managed private cloud solution for businesses of all sizes, AssureSign enables your business to send documents for signature to any device, at any time, and from anywhere. With unique solutions like eSign via Text and the industry’s most flexible APIs, AssureSign empowers you to accelerate your business and streamline your workflows making it convenient yet secure and seamless customer experience. For more information: www.assuresign.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com